Exhibit 1.01

June 5, 2014

Mr. Joseph D. Dowling

6556 Windward Ridge Way

San Diego, CA 92121

RE: Offer of Employment

Dear Joseph:

CannaVest Corp is pleased to extend an offer of employment to you for the position of Chief Financial Officer (CFO) with a hire date of June 16, 2014. You will report to Michael Mona, Jr., President and CEO and will work in the San Diego, CA office. We are excited about the potential that you bring to our company.

Your initial compensation package includes an annual salary of $200,000 (payable biweekly) and will be reviewed after the first six months of employment. A severance package will be discussed and agreed upon prior to your start date of June 16th, 2014. In addition, you will be eligible to receive up to 200,000 shares of common stock of the company, subject to approval of the Board of Directors and pursuant to the terms of the company’s equity incentive plan. Subject to your continued employment, you will be issued 50,000 shares of stock on the first anniversary of your employment, with the remaining 150,000 shares issuable in three equal installments of 50,000 shares on each of the second, third and fourth anniversaries of your employment.

You will be classified as a salaried, exempt employee. You will be required to work with other members of the team in the performance of your duties as needed. As an employee, you will be expected to adhere to the company’s standards of professionalism, loyalty, integrity, honesty, reliability and respect for all. Please note that the company is an equal opportunity employer. The company does not permit, and will not tolerate the unlawful discrimination or harassment of any employees, consultants, or related third parties on the basis of sex, race, color, religion, age, national origin or ancestry, marital stats, veteran status, mental or physical disability or medical condition, sexual orientation, pregnancy, childbirth or related medical condition, or any other status protected by applicable law.

You will be required to devote your full professional time and attention to the performance of your obligations to the company, and will at all times faithfully, industriously and to the best of your ability, experience and talent, perform all of the duties and responsibilities of your position. In furtherance of, and not in limitation of the foregoing, during the term of your employment, (a) you further agree that the company will be entitled to all of the benefits and profits arising from or incident to all such work, services and advice provided to the company (except as otherwise may be provided in the Confidentiality Agreement, as hereinafter defined), and (b) you shall not engage or participate in any business that is in competition in any manner whatsoever with the current or anticipated business of the company.

After an initial 90 day period, you will be eligible for participation in our employee benefits program which includes paid time off, holidays, and other benefits which are generally applicable to an exempt employee. These benefits may change from time to time, and you will be eligible to participate in such employee benefits as are hereafter provided generally to all of the company’s employees, including, if applicable, a 401k benefit plan. You will be covered by workers’ compensation insurance and State Disability Insurance, as required by law.

In accepting our offer of employment, you certify your understanding that your employment will be on an at-will basis, and that neither you nor any Company representative have entered into a contract regarding the terms or the duration of your employment. As an at-will employee, you will be free to terminate your employment with the Company at any time, with or without cause or advance notice. Likewise, the Company will have the right to reassign you, or to terminate your employment at any time, with or without cause or advance notice.

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Your employment with the company on the terms and conditions set forth herein is contingent upon your execution and delivery of the Company’s Proprietary Information and Inventions Assignment Agreement (“Confidentiality Agreement”), a copy of which has been delivered to you.

We look forward to your arrival at our company and are confident that you will play a key role in contributing to CannaVest becoming a world-class organization. Please let me know if you have any questions or if I can do anything to make your arrival easier.

Sincerely,

Michael J. Mona, Jr.

President & Chief Executive Officer

CannaVest Corp.

This offer will remain open until Wednesday, June 10, 2014. If you decide to accept this offer based on the terms and conditions set forth above, and we hope you will, please sign the enclosed copy of this letter in the space indicated below and return it to me.

I hereby acknowledge, accept and agree to the terms as set forth above and further acknowledge that no other commitments were made to me as part of my employment offer except as specifically set forth herein.:

June 16, 2014	/s/ Joseph D. Dowling
Date	Signature

Joseph D. Dowling
Employee name (Printed)

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